Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-51706 and 333-82102 on Form S-8 of our reports dated August 21, 2008, relating to the consolidated financial statements and consolidated financial statement schedule of Coach, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109”) and the effectiveness of Coach, Inc. and subsidiaries’ internal control over financial reporting, appearing in this Annual Report on Form 10-K of Coach, Inc. and subsidiaries for the year ended June 28, 2008.

/s/ Deloitte & Touche LLP

New York, New York
August 21, 2008